

Mail Stop 3030

December 9, 2009

VIA U.S. MAIL AND FAX (559) 589-0111

Marshall F. Sparks
Chief Financial Officer
Global Food Technologies, Inc.
113 Court Street
Hanford, California 93230

> **Re: Global Food Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-31385**

Dear Mr. Sparks:

We have reviewed your letter filed on November 25, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9 A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 28

1. We note your response to our prior comment 1. In this regard, please note that Item 308T of Regulation S-K is a separate requirement from that of Item 307 of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures, and Item 308T of Regulation S-K requires you to provide management's annual report on internal control over financial reporting that includes management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Since you did not provide a statement as to whether or not internal control over financial reporting is effective in management's annual report on internal control over financial reporting as required by Item 308T of Regulation S-K, as previously requested, please amend your Form 10-K to revise your management's annual report on internal control over financial reporting to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2008.

Report of Independent Registered Public Accounting Firm, page 46

2. We note from your response to our prior comment 2 that the predecessor auditor did audit the statement of stockholders' equity (deficit) for the period from July 25, 2001(Inception) through December 31, 2006, and the reason that the predecessor auditor did not include the statement of stockholders' equity (deficit) for the period from July 25, 2001(Inception) through December 31, 2006 in their audit opinion was due to an oversight. Please amend your Form 10-K for the fiscal year ended December 31, 2008 to include an audit opinion from your predecessor auditors that covers the statement of stockholders' equity (deficit) for the period from July 25, 2001(Inception) through December 31, 2006.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief